EXHIBIT 17.1

To the Directors of Digital Domain Media Group:

I hereby resign as a director of Digital Domain Media Group, Inc. (the "Company") effective as of the close of business on September 6, 2012.

As you are aware, I am in profound disagreement with the decision to close our animation and visual effects studio in the wonderful community of Port St. Lucie, Florida.  The people of Florida welcomed us with open arms and we certainly owed them greater consideration.  We were able to hire and train local residents and have them mentored by the very best of our industry.  Our incredibly talented artists and filmmakers were building something truly special in Port St. Lucie, not just our favorite first film, The Legend of Tembo, but also our first home, Tradition Studios. I am deeply saddened and heartbroken by this decision.

I believe that each of you as directors, and specifically those on the Strategic Alternatives Committee, have tried to do your very best to deal with the unfortunate consequences of our life as a public company.  I also know that, in making your decision, you relied on the counsel of highly qualified advisors and legal representatives.  That said, I think the outcome was not only unwise, but also without compassion.  While I understand and support the effort to streamline costs, I believe this to be the wrong path.  It is never a bad time to reconsider a bad decision. This can be reversed immediately.

Although I will no longer be a member of the Board, I intend to stay actively involved as a shareholder of the Company, and a believer in Florida.  This decision will hopefully give me greater flexibility to independently consider other strategic alternatives for the Company, the Port St. Lucie studio and the people affected.

God bless you and thank you for your service.

Sincerely,

/s/ John C. Textor